Filed by Yamana Gold Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Meridian Gold Inc. Commission File Number: 333-144723 Date: September 12, 2007

NEWS RELEASE

YAMANA GOLD EXTENDS OFFER TO ACQUIRE MERIDIAN GOLD

        Toronto, Ontario, September 12, 2007 — YAMANA GOLD INC.    (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that it has extended its offer to acquire all of the outstanding common shares of Meridian Gold Inc. to 8:00 pm (Toronto time) on September 24, 2007. Previously, the offer was set to expire at 8:00 pm (Toronto time) on September 11, 2007.

Approximately 34.3 million common shares have been deposited to Yamana's offer, representing about 33.6 percent of the outstanding common shares of Meridian.

"The increase in the number of shares tendered to our bid to date indicates that a good percentage of Meridian shareholders agree that this is a compelling offer," said Peter Marrone, Yamana's chairman and chief executive officer. "With the extension of the offer, Yamana is accommodating a process that would see more shareholders tender and allow the completion of this deal. We are confident that tenders to the bid will continue to increase during this extension as more Meridian shareholders choose growth, value and performance. We have achieved a major milestone without any encouragement or support from Meridian and continue to believe that a consensual approach to this transaction would be in the best interests of all shareholders."

Yamana is offering C$4.00 in cash plus 2.235 Yamana shares per Meridian share. Despite the efforts of Meridian management and its advisors, no other offers for Meridian have emerged. Based on the respective closing prices on the Toronto Stock Exchange on June 27, 2007 (the date of Yamana's original proposal to Meridian) Yamana's offer represents a spot premium of approximately 26.3 percent. The premium is approximately 27.6 percent based on the then 20-day average closing prices on the Toronto Stock Exchange. The minimum tender condition of 66 2/3 percent of Meridian shares remains unchanged.

Yamana encourages any Meridian shareholders who have not yet tendered their shares to do so as soon as possible. It is Yamana's intention to ultimately acquire 100 percent of Meridian's issued and outstanding shares.

A Notice of Extension will be filed on SEDAR (www.sedar.com) and on the SEC's website (www.sec.gov) and will be made available on Yamana's website (www.yamana.com). The Notice of Extension will also be mailed to Meridian shareholders.

Analyst Day

Yamana will host an analyst day in Toronto on Wednesday, October 10, 2007. Several members of Yamana's exploration and operations team from Brazil and Argentina will provide a detailed update on current and future activities. Yamana believes that an analyst day will highlight its superior operational depth and quality of operations. Details on registration will be forthcoming.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana's management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

FOR INVESTOR QUESTIONS, CONTACT: Kingsdale Shareholder Services Toll-free: 1-866-897-7644 Banks and brokers call collect: (416) 867-2272 Email: contactus@kingsdaleshareholder.com
MEDIA CONTACT: Mansfield Communications Inc. Hugh Mansfield (416) 599-0024
YAMANA GOLD INC. Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 Email: investor@yamana.com www.yamana.com	Jodi Peake Vice President, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

        IMPORTANT NOTICE:    This communication does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer as amended by a notice of variation and extension and a notice of extension and is mailing the notice of extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notice of variation and extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notice of variation and extension, notice of extension and other documents filed by Yamana with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular, the notice of variation and extension, the notice of extension and other documents may also be obtained for free on Yamana's website at www.yamana.com or by directing a request to Yamana's investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)
the formal offering and takeover-bid circular to be issued to Meridian shareholders ("Offer and Circular") will not constitute a prospectus for the purposes of the Prospectus Rules ("Prospectus Rules") published by the Financial Services Authority of the United Kingdom (the "FSA"). Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc. No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 ("FSMA") and the Prospectus Rules before such an offer was made.

(ii)
The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): "qualified investors" within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

        FORWARD-LOOKING STATEMENTS:    This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning Yamana's respective transactions with Northern Orion and Meridian. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring at least 66 2/3% of the issued and outstanding Meridian shares, that all required third party regulatory, governmental and court approvals for the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include Yamana failing to acquire at least 66 2/3% of the issued and outstanding Meridian shares, failing to obtain the final court order approving the Northern Orion transaction, as well as changes in market conditions and other risk factors discussed or referred to in the annual Management's Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission. Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.